Exhibit (a)(5)(vii)

Silver Triangle Building

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

creditacceptance.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

Date: June 17, 2014

Investor Relations: Douglas W. Busk

Senior Vice President and Treasurer

(248) 353-2700 Ext. 4432

IR@creditacceptance.com

NASDAQ Symbol: CACC

CREDIT ACCEPTANCE ANNOUNCES

FINAL RESULTS OF TENDER OFFER

Southfield, Michigan – June 17, 2014 – Credit Acceptance Corporation (NASDAQ: CACC) (referred to as the “Company”, “Credit Acceptance”, “we”, “our”, or “us”) announced today the final results of our tender offer, which expired at 5:00 p.m., New York City time, on June 16, 2014. We commenced the tender offer on May 16, 2014 to purchase up to 915,750 shares of our outstanding common stock at a price of $125.58 per share, net to the seller in cash, without interest. Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer, 5,352,622 shares of common stock were properly tendered and not properly withdrawn. Because more than the maximum 915,750 shares were tendered, we have accepted for purchase only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in our Offer to Purchase. The proration factor used by us in accepting for purchase tendered shares was approximately 17.1%.

We will promptly pay for 915,750 tendered shares of our common stock at a price of $125.58 per share, net to the seller in cash, without interest, at a total cost of approximately $115.0 million. We are financing the purchase of our securities in the tender offer by borrowing under our revolving secured warehouse facility.

As a result of the completion of the tender offer, we have approximately 21.6 million shares of common stock outstanding. Georgeson, Inc. was the Information Agent for the tender offer.

Description of Credit Acceptance Corporation

Since 1972, Credit Acceptance has offered automobile dealers financing programs that enable them to sell vehicles to consumers, regardless of their credit history. Our financing programs are offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our financing programs, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our programs is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.

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